SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 25, 2005

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Enclosure:

Press Release, dated January 25, 2005, re. ILOG reports second quarter results.

ILOG REPORTS SECOND QUARTER RESULTS

PARIS – January 25, 2005 - ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced its 2005 second quarter results highlighted by 26% revenue growth and an increase in earnings per share compared to the second quarter last year. ILOG achieved revenues of $32.2 million and earnings per share of $0.12 for its second quarter ended December 31, 2004, compared with $25.6 million in revenues and earnings per share of $0.02 in the same quarter last year. “I am encouraged by the ongoing IT trends that favor our products, and by our increasing profitability,” said Chairman and CEO, Pierre Haren.

ILOG also today announced a correction to its results for the first quarter of fiscal 2005 ended September 30, 2004 and published on October 26, 2004. This restatement is due to our untimely accrual of $529,000 in third party consulting costs that were incurred last quarter. While revenues for the quarter were unaffected by this error, the net income should have been reported as $2.0 million instead of $2.5 million, and the earnings per share $0.11 instead of $0.14. This compares with net income of $63,000 and earnings per share of $0.00 in the prior year’s first quarter. This revision is explained in more detail in Appendix I. “Any financial restatement is a serious issue, and we do not take this problem lightly,” said Haren.

With respect to the current quarter’s performance, Haren said: “We again performed well in Europe, with a 45% growth year over year at constant currency rates. We are leveraging the improved IT investment climate in that part of the world, where new technologies like business rule management systems (BRMS) are gaining more traction. Our growth rate in the U.S. was 11%, led by mid-sized application license transactions. Overall, I am pleased that on a worldwide basis we delivered double-digit growth in all three of our product lines.”

ILOG’s BRMS license revenues grew 11%, mostly from sales in Europe, compared to the same quarter last year. Notably, the Company was able to grow deal sizes in Europe, where the number of deals in excess of $200,000 doubled compared with the second quarter of fiscal 2004. The increasing appeal of BRMS solutions in Europe was confirmed in the findings of a recent survey of European IT decision makers, conducted by IT research firm IDC on the BRMS market, which called the demand for decision automation within applications and processes “very high.”

ILOG also continues to invest in the Company’s BRMS products to maintain its technological edge, recently introducing Rules for .NET, the first BRMS to leverage the Microsoft .NET platform, including the first product to provide integration with Microsoft Office®, Microsoft Visual Studio® .NET development tools and Microsoft SharePoint® collaboration services. In addition, the latest release of ILOG’s flagship BRMS product, ILOG JRules 5.0, will be announced tomorrow.

Visualization license revenues grew 43% compared with last year’s second quarter, due in part to a strong performance of the ILOG Direct sales division, and royalties from a large European telecom equipment vendor. Optimization license revenues grew 20% year over year, buoyed by a royalty payment from SAP and the widespread interest for ILOG’s leading optimization products across all geographies and businesses.

Consulting worldwide was also a strong contributor to this quarter’s positive results with 32% growth. “With the addition of 10 new hires, we enter the new quarter with a strengthened professional services organization that is well-positioned to continue to capitalize on the demand for our consulting services, particularly ILOG’s business rule methodology, for business-critical applications,” said Haren.

ILOG also recently invested in a custom solution jointly-developed with a user as well as a partner, providing real-time optimization to semiconductor manufacturing plants. The Company is optimistic that this product will become a new source of revenues in 2005.

Business Outlook

A solid pipeline combined with favorable IT trends for ILOG’s products are encouraging signs as the Company enters its fiscal third quarter. As a result, ILOG management expects revenues between $30 million and $33 million and earnings per share between $0.00 and $0.11, compared to revenues of $28.3 million and earnings per share of $0.06 in the third quarter of fiscal 2004.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Cubitt Consulting. A replay of the call will be available later.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,000 global corporations and more than 400 leading software vendors rely on ILOG’s market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. The BRMS market share leader, ILOG was founded in 1987 and employs more than 600 people worldwide.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the risk that our internal controls over financial reporting and efforts to improve these processes may not prevent all accounting errors or irregularities in the future, our perception of the traction of our BRMS offering as well as our ability to leverage the BPM trend and the future success of BRMS, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the Company’s products, the Company’s end user and ISV strategies, the Company’s revenue growth strategy relating to the jointly developed custom solution for the semiconductor manufacturing industry and the other vertical supply chain management products, the economic, political and currency risks associated with the Company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the Company’s form 20-F for the year ended June 30, 2004, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.

Consolidated Operating Statements (unaudited)

(figures in italics are in euros and French GAAP)

	Three Months Ended			Six Months Ended
	Dec 31 2004	Dec 31 2003	Dec 31 2004	Dec 31 2004	Dec 31 2003	Dec 31 2004
	(In thousands, except for per share data)
Revenues:
License fees	$17,900	$14,717	€13,533	$33,952	$27,505	€26,667
Maintenance	8,577	6,589	6,613	16,723	12,752	13,279
Professional Services	5,703	4,306	4,362	10,641	7,968	8,404

Total revenues	32,180	25,612	24,508	61,316	48,225	48,350

Cost of revenues:
License fees	237	204	182	504	445	400
Maintenance	962	884	742	1,843	1,696	1,463
Professional Services	4,760	3,430	3,650	8,740	6,450	6,906

Total cost of revenues	5,959	4,518	4,574	11,087	8,591	8,769

Gross profit	26,221	21,094	19,934	50,229	39,634	39,581

Operating expenses:
Marketing and selling	13,811	12,399	10,624	26,317	23,859	20,857
Research and development	6,679	5,397	5,152	12,800	10,153	10,139
General and administrative	3,483	2,882	2,734	6,881	5,197	5,513

Total operating expenses	23,973	20,678	18,510	45,998	39,209	36,509

Income from operations	2,248	416	1,424	4,231	425	3,072
Net interest income (loss) and other	236	121	(11)	559	341	274

Net income before taxation	2,484	537	1,413	4,790	766	3,346
Income taxes	272	199	206	619	365	490

Net income after taxation	$2,212	$338	€1,207	$4,171	$401	€2,856

Earnings (loss) per share
- Basic	$0.12	$0.02	€0.07	$0.24	$0.02	€0.16
- Diluted	$0.12	$0.02	€0.06	$0.23	$0.02	€0.15

Share and share equivalents used in per share calculations
- Basic	17,753	17,490	17,753	17,709	17,379	17,709
- Diluted	18,588	18,776	18,588	18,442	18,377	18,442

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and French GAAP)

	Dec 31 2004	June 30 2004	Dec 31 2004
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$54,651	$52,220	€40,122
Accounts receivable	32,101	23,495	23,568
Other receivables and prepaid expenses	7,557	6,578	5,227

Total current assets	94,309	82,293	68,917
Property and equipment - net and other assets	8,278	5,464	6,019

Total assets	$102,587	$87,757	€74,936

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$22,534	$19,247	€16,426
Current debt	497	480	365
Deferred revenue	18,304	17,973	13,442

Total current liabilities	41,335	37,700	30,233
Long-term portion of debt	315	319	231

Total liabilities	41,650	38,019	30,464

Shareholders’ equity:
Paid-in capital	33,973	82,139	38,341
Accumulated deficit and cumulative translation adjustment	26,964	(32,401)	6,131

Total shareholders’ equity	60,937	49,738	44,472

Total liabilities and shareholders’ equity	$102,587	$87,757	€74,936

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and French GAAP)

	Six Months Ended
	Dec 31 2004	Dec 31 2003	Dec 31 2004
	(In thousands)
Cash flow from operating activities:
Net Income	$4,171	$401	€2,856
Depreciation and amortization	1,508	1,930	1,190
Unrealized gain on derivative instruments	(232)	(109)	—
Change in working capital	(5,706)	(2,716)	(4,516)

Net cash used for operating activities	(259)	(494)	(470)

Cash flows from investing activities:
Acquisition of fixed assets	(3,425)	(602)	(2,732)

Net cash used for investing activities	(3,425)	(602)	(2,732)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(306)	(316)	(238)
Cash proceeds from issuance of shares	1,548	2,848	1,216

Net cash provided by financing activities	1,242	2,532	978

Impact of exchange rate changes on cash and cash equivalents	4,873	4,141	(615)

Net increase (decrease) in cash and cash equivalents	2,431	5,577	(2,839)
Cash and cash equivalents, beginning of period	52,220	39,879	42,961

Cash and cash equivalents, end of period	$54,651	$45,456	€40,122

Discussion of Income Statement for the Quarter Ended December 31, 2004

Revenues and Gross Margin

Revenues in the quarter increased to $32.2 million from $25.6 million, or by 26%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 21%.

Revenues by region were as follows:

	Three Months Ended
	Dec 31	Dec 31	Change
	2004	2003	As Reported	Constant $
North America	$15,816	$14,263	11%	11%
Europe	13,813	8,704	59%	45%
Asia	2,551	2,645	-4%	-7%

Total revenues	$32,180	$25,612	26%	21%

The growth in North America is primarily due to an increase in maintenance revenues combined with a slight increase of the license and consulting revenues driven by the manufacturing and the telecommunications sectors. Revenues in North America include the recent settlement of our lawsuit with Aspen Technologies, Inc. which represented the payment of their contractual obligation in the amount of $0.825 million. European revenues significantly increased by 59%, or by 45% when expressed at prior year constant currency rates.

License fee revenues increased by 22%, to $17.9 million from $14.7 million in the prior year’s quarter. This increase in license revenue is the result of a combined double digit growth of our three product lines, with the business rules product line increase of 11% over the same quarter last year, representing 39% of license revenues in the quarter. The optimization and visualization product lines also grew by 20% and 43%, representing 33% and 28%, respectively, of license revenues in the quarter. ISV revenues in the quarter represented approximately 33% of license revenues compared to 36% in the same quarter for the prior year.

Maintenance revenue increased by 30%. This increase is the result of the growing installed base of ILOG customers. Professional services revenue increased by 32%, driven by the higher consulting activity experienced especially in Europe. The margin for our professional services decreased from 20% to 17% due to the additional hires to strengthen the professional services organization. As a consequence of the professional services margin trend, overall gross margin for the quarter decreased to 81% compared with 82% for the same period in the preceding year.

Operating Expenses

The 16% increase in operating expenses over the prior year is primarily due to the strengthening euro against the dollar, affecting approximately 55% of the Company’s expenses, which are denominated in euros. The euro has been 9% higher against the dollar compared to the same quarter last year. Additional headcount and annual salary adjustments also contributed to this increase. On December 31, 2004, the Company had approximately 636 employees compared to 610 a year earlier.

Marketing and selling expenses for the quarter increased by 11% over the same period in the prior year, due to the stronger euro and some reseller costs. Research and development expenses increased by 24% for the quarter over the same period in the prior year primarily due to a stronger euro and additional headcount. For the same reasons, general and administrative expenses increased by 21% for the quarter over the same period in the prior year.

Income Taxes

Income tax expense for the quarter amounted to $0.3 million compared to $0.2 million in the prior year. This income tax expense is mainly due to the profitability of the Company’s activities in Europe and Asia.

Discussion of Income Statement for the Six

Months Ended December 31, 2004

Revenues and Gross Margin

Revenues in the six-month period increased to $61.3 million from $48.2 million, or by 27%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 23%.

Revenues by region were as follows:

	Six Months Ended
	Dec 31	Dec 31	Change
	2004	2003	As Reported	Constant $
North America	$32,241	$26,668	21%	21%
Europe	23,993	16,298	47%	35%
Asia	5,082	5,259	-3%	-7%

Total revenues	$61,316	$48,225	27%	23%

The growth in North America is primarily driven by an increase in license and consulting revenues derived from new business as well as maintenance revenue. European revenues significantly increased by 47%, or by 35% when expressed at prior year constant currency rates.

License fee revenues increased by 23%, to $34.0 million from $27.5 million in the prior year six-month period, benefiting from a 38% license revenue growth of the business rules product line and from 10% and 21% revenue growth of the optimization and visualization product lines, respectively.

Maintenance revenues increased by 31%, to $16.7 million from $12.8 million. This increase is the result of the growing installed base of ILOG customers. Professional services revenues increased by 34%, to $10.6 million from $8.0 million, driven by the U.S. during the first quarter and Europe during the second quarter. The professional services margin decreased from 19% to 18% due to the additional headcount in the professional services organization. Overall gross margin for the six-month period remained level at 82% compared to the same period in the preceding year.

Operating Expenses

Operating expenses generally increased by 17% over the prior year mainly due to a 9% strengthening of the euro against the dollar, since more than 55% of the Company’s expenses are denominated in euros. During the past year there were also modest staffing increases and annual salary adjustments.

Marketing and selling expenses for the six-month period increased by 10% over the same period in the prior year, reflecting the above factors. Research and development expenses, and general and administrative expenses for the six-month period increased by 26% and 32%, respectively, reflecting the above factors and some additional expenses for subcontracting activities to cover for professional service fees.

Income Taxes

During the six-month period, income tax expense amounted to $0.6 million compared to $0.4 million in the prior year. This income tax expense is mainly due to the profitability of the Company’s activity in Germany and Asia.

Balance Sheet and Cash Flow Discussion

Cash on December 31, 2004 increased to $54.7 million from $52.2 million on June 30, 2004, primarily from the impact of the conversion of cash mainly denominated in euros. The cash also benefited from a $1.5 million proceed from the issuance of shares under the Company’s employee share purchase plans and the exercise of stock options. Out of cash on hand, $3.4 million has been invested, primarily in the JLOOX acquisition which occurred in the first quarter of fiscal 2005, as well as some software licenses and a minor investment in a third party software company. The JLOOX acquisition will be temporarily classified as goodwill until such time as the final allocation of acquired asset and liabilities is determined. Accounts receivable as of December 31, 2004 were approximately 83 days sales outstanding as compared to the 82 days at June 30, 2004, and 92 days at the end of September 2004, due to a continued focus on collections and credit control.

Shareholders’ equity on December 31, 2004, increased to $60.9 million from $49.7 million on June 30, 2004, reflecting the profit for the six month period, the impact of the stronger euro on the cumulative currency translation adjustment and the issuance of shares under the Company’s employee share purchase plans and the exercise of stock options. On December 31, 2004, the Company had 17,811,925 shares issued and outstanding, compared to 17,625,699 on June 30, 2004, primarily reflecting the issuance in the six month period of more than 80,000 shares under the Company’s employee share purchase plans and the exercise of 100,000 of stock options previously granted to the employees.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

The entire restated results for the first quarter of 2005 as well as a translation of this press release are available in French on the ILOG website.

ILOG is a registered trademark, and JLOOX is a trademark of ILOG. All other trademarks are the property of their respective owners.

APPENDIX I

Financial Statement Correction

In the course of preparing the financial statements for its fiscal 2005 second quarter, ILOG identified invoices totaling $529,000 owed to unaffiliated third party consulting service providers that should have been, but were not, accrued as “Cost of Revenues – Services” in the fiscal 2005 first quarter ended September 30, 2004. ILOG believes this error arose due to the increase in consulting services revenues in recent quarters and a delay in implementing adequate accounting processes to track the associated increase in third party support for these services. ILOG does not believe that there are any other errors in the accounting for the referenced period.

The first fiscal quarter results, reviewed by the audit committee and the Board of Directors, were included in the Form 6-K furnished on October 26, 2004.

ILOG is today providing the SEC with an amendment to this Form 6-K to restate the results for the fiscal 2005 first quarter in order to correct the error described above. Accordingly, results concerning the fiscal 2005 first quarter provided by ILOG prior to the date of this press release should be disregarded.

The following summarizes the impact of this correction on net income:

	Three Months Ended
	Sept 30 2004	Sept 30 2003	Sept 30 2004
	(In thousands, except for per share data) (figures in italics are in euros and French GAAP)
Net income as originally reported	$2,488	$63	€2,082
Adjustments:
Third party costs as additional cost of services	(529)	—	(433)

Net income as adjusted	$1,959	$63	€1,649

Basic earning per share:
As originally reported	$0.14	$0.00	€0.12
Increase (decrease)	(0.03)	—	(0.03)

Basic earning per share as adjusted	$0.11	$0.00	€0.09

Diluted earning per share:
As originally reported	$0.14	$0.00	€0.11
Increase (decrease)	(0.03)	—	(0.02)

Diluted earning per share as adjusted	$0.11	$0.00	€0.09

The Company believes that it has taken appropriate action to correct its internal controls regarding the timely identification and accrual of third party service provider payables. More generally, the Company is also documenting the financial statement closing process to add additional procedures and controls regarding the accounting for the consulting activities that has grown significantly in the last quarters. This ongoing work is expected to help us improve the reliability of our financial information.

ILOG S.A.

Consolidated Operating Statements (unaudited)

(figures in italics are in euros and French GAAP)

ILOG S.A.

	Three Months Ended
	Sept 30, 2004		Sept 30 2003	Sept 30, 2004
	As reported	As restated		As reported	As restated
	(In thousands, except for per share data)
Revenues:
License fees	$16,052	$16,052	$12,789	€13,135	€13,135
Services	13,084	13,084	9,825	10,707	10,707

Total revenues	29,136	29,136	22,614	23,842	23,842

Cost of revenues:
License fees	267	267	241	218	218
Services	4,331	4,860	3,832	3,544	3,977

Total cost of revenues	4,598	5,127	4,073	3,762	4,195

Gross profit	24,538	24,009	18,541	20,080	19,647

Operating expenses:
Marketing and selling	12,506	12,506	11,460	10,233	10,233
Research and development	6,121	6,121	4,755	4,987	4,987
General and administrative	3,397	3,397	2,316	2,779	2,779

Total operating expenses	22,024	22,024	18,531	17,999	17,999

Income from operations	2,514	1,985	10	2,081	1,648
Net interest income and other	323	323	219	286	286

Net income before taxation	2,837	2,308	229	2,367	1,934
Income taxes	349	349	166	285	285

Net income after taxation	$2,488	$1,959	$63	€2,082	€1,649

Earnings (loss) per share
- Basic	$0.14	$0.11	$0.00	€0.12	€0.09
- Diluted	$0.14	$0.11	$0.00	€0.11	€0.09

Share and share equivalents used in per share calculations
- Basic	17,664	17,664	17,268	17,664	17,664
- Diluted	18,321	18,321	17,964	18,321	18,321

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and French GAAP)

	Sept 30, 2004		June 30 2004	Sept 30, 2004
	As reported	As restated		As reported	As restated
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$48,825	$48,825	$52,220	€39,346	€39,346
Accounts receivable	28,480	28,480	23,495	22,951	22,951
Other receivables and prepaid expenses	6,430	6,430	6,578	5,356	5,356

Total current assets	83,735	83,735	82,293	67,653	67,653
Property and equipment - net and other assets	6,942	6,942	5,464	5,594	5,594

Total assets	$90,677	$90,677	$87,757	€73,247	€73,247

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$19,946	$20,475	$19,247	€15,951	€16,377
Current debt	441	441	480	355	355
Deferred revenue	16,389	16,389	17,973	13,210	13,210

Total current liabilities	36,776	37,305	37,700	29,516	29,942
Long-term portion of debt	233	233	319	188	188

Total liabilities	37,009	37,538	38,019	29,704	30,130

Shareholders’ equity:
Paid-in capital	82,738	82,738	82,139	75,879	75,879
Accumulated deficit and cumulative translation adjustment	(29,070)	(29,599)	(32,401)	(32,336)	(32,762)

Total shareholders’ equity	53,668	53,139	49,738	43,543	43,117

Total liabilities and shareholders’ equity	$90,677	$90,677	$87,757	€73,247	€73,247

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and French GAAP)

	Three Months Ended
	Sept 30, 2004		Sept 30 2003	Sept 30, 2004
	As reported	As restated		As reported	As restated
Cash flow from operating activities:
	$2,488	$1,959	$63	€2,082	€1,649
Net Income
Depreciation and amortization	815	815	929	667	667
Unrealized gain on derivative instruments	27	27	(127)	—	—
Change in working capital	(5,759)	(5,230)	2,857	(4,732)	(4,299)

Net cash provided by (used for) operating activities	(2,429)	(2,429)	3,722	(1,983)	(1,983)

Cash flows from investing activities:
Acquisition of fixed assets	(2,193)	(2,193)	(299)	(1,790)	(1,790)

Net cash used for investing activities	(2,193)	(2,193)	(299)	(1,790)	(1,790)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(139)	(139)	(159)	(114)	(114)
Cash proceeds from issuance of shares	573	573	2,289	467	467

Net cash provided by financing activities	434	434	2,130	353	353

Impact of exchange rate changes on cash and cash equivalents	793	793	1,034	(195)	(195)

Net increase (decrease) in cash and cash equivalents	(3,395)	(3,395)	6,587	(3,615)	(3,615)
Cash and cash equivalents, beginning of period	52,220	52,220	39,879	42,961	42,961

Cash and cash equivalents, end of period	$48,825	$48,825	$46,466	€39,346	€39,346

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2005

ILOG S.A.

By:	/s/ Jerome Arnaud
Jerome Arnaud
Chief Financial Officer